UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2012

Commission File Number: 000-28508

Flamel Technologies

(Translation of registrant's name into English)

Parc Club du Moulin à Vent

33 avenue du Dr. Georges Levy

69693 Vénissieux Cedex France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

INFORMATION FILED WITH THIS REPORT

Document Index

99.1     Press release regarding 2011 fourth quarter and annual results, dated March 14, 2011.

99.2     Press release regarding acquisition of Éclat Pharmaceuticals, LLC and appointment of Michael S. Anderson as Chief Executive Officer, dated March 14, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Flamel Technologies, S.A.

Dated: March 15, 2012	By:	/s/ Michael S. Anderson
Name: Michael S. Anderson
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release regarding 2011 fourth quarter and annual results, dated March 14, 2011.
99.2	Press release regarding acquisition of Éclat Pharmaceuticals, LLC and appointment of Michael S. Anderson as Chief Executive Officer, dated March 14, 2011.